Exhibit 12a

UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended		12 Months Ended(2)
	Jun. 30,	Jun. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2008	2008	2007	2006	2005	2004	2003
				- Thousands of Dollars -
Fixed Charges:

Interest on Long-Term Debt	$ 35,420	$ 72,250	$ 73,095	$ 75,039	$ 76,762	$ 80,968	$ 80,844
Other Interest (1)	1,723	3,793	5,480	7,922	3,153	1,947	3,709
Interest on Capital Lease Obligations	28,667	60,888	64,499	72,586	79,098	85,912	84,080
Total Fixed Charges	$ 65,810	$ 136,931	$ 143,074	$155,547	$159,013	$168,827	$168,633

Net Income	2,132	43,757	58,373	67,447	46,144	45,919	113,941

Less:
Discontinued Operations - Net of Tax	-	-	-	(1,796)	(5,483)	(5,063)	(7,472)
Accounting Change - Net of Tax	-	-	-	-	(626)	-	67,471
Net Income/(Loss) from Continuing Operations	2,132	43,757	58,373	69,243	52,253	50,982	53,942

Add (Deduct):
(Income) Losses from Equity Investees (2)	1,535	1,701	340	(210)	(2,113)	(7,121)	3,051
Income Taxes	2,913	30,044	39,079	43,936	37,623	37,186	16,531
Total Fixed Charges	65,810	136,931	143,074	155,547	159,013	168,827	168,633

Total Earnings before Taxes
and Fixed Charges	$ 72,390	$ 212,433	$ 240,866	$268,516	$246,776	$249,874	$242,157

Ratio of Earnings to Fixed Charges	1.100	1.551	1.684	1.726	1.552	1.480	1.436

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2) The information previously reported has been reclassified for the discontinued operations of Global Solar, Inc.